FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: July 26, 2007

Exhibit 99.1

New Oriental Announces Results for the Fourth Quarter and Fiscal Year

Ended May 31, 2007

Beijing, July 24, 2007 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 20071.

Highlights for the Fourth Quarter and Fiscal Ended May 31, 2007

•	Total net revenues for the fourth quarter of fiscal year 2007 increased by 29.1% year-over-year to RMB190.6 million (US$24.9 million) from RMB147.6 million.

•	Total net revenues for the fiscal year 2007 increased by 35.5% year-over-year to RMB1,044.0 million (US$136.4 million) from RMB770.3 million.

•

Net loss for the fourth quarter of fiscal year 2007 decreased by 65.3% year-over-year to RMB11.9 million (US$1.6 million) from RMB34.3 million in the fourth quarter of fiscal year 2006, and income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) increased by 88.8% year-over-year to RMB5.6 million (US$0.7 million) from RMB3.0 million in the fourth quarter of fiscal year 2006.

•

Net income for the fiscal year 2007 increased by 359.1% year-over-year to RMB226.7 million (US$29.6 million) from RMB49.4 million in the fiscal year 2006, and income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) increased by 198.4% year-over-year to RMB263.5 million (US$34.4 million) from RMB88.3 million in the fiscal year 2006.

•

Basic and diluted loss per ADS for the fourth quarter of fiscal year 2007 were RMB0.31 (US$0.04) and RMB0.31 (US$0.04), respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS for the fourth quarter of fiscal year 2007 were RMB0.15 (US$0.02) and RMB0.14 (US$0.02), respectively. Each ADS represents four common shares of the Company.

•

Basic and diluted earnings per ADS for the fiscal year 2007 were RMB6.70 (US$0.88) and RMB6.33 (US$0.83), respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS for the fiscal year 2007 were RMB7.79 (US$1.02) and RMB7.36 (US$0.96), respectively.

[1]

The Company’s financial statements are stated in RMB. The translation of RMB amounts at and for the year ended May 31, 2007 into United States dollar ("US$") is included solely for the convenience of the readers and has been made at the rate of RMB7.6516 to US$1, the approximate free rate of exchange at May 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

•

Total student enrollments in language training and test preparation courses for the fourth quarter of fiscal year 2007 increased by 31.5% year-over-year to approximately 314,000 from approximately 238,700 in the fourth quarter of fiscal year 2006.

•

Total student enrollments in language training and test preparation courses for fiscal year 2007 increased by 22.4% year-over-year to approximately 1,067,000 from approximately 872,000 in fiscal year 2006.

•

Opened 1 new school in the fourth quarter bringing the total number of schools and learning centers to 35 and 130 (including the 35 schools) as of May 31, 2007, respectively, up from 34 schools and 128 learning centers (including the 34 schools) as of February 28, 2007.

“We are pleased to finish our first fiscal year as a public company on a strong note with strong fourth fiscal quarter revenue growth” said Mr. Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “As we announced during the third quarter earnings call, in the fourth fiscal quarter of 2007, we initiated a large-scale, nationwide marketing campaign to encourage enrollments in our summer courses. As a result, our sales and marketing expenses for the fourth fiscal quarter of 2007 increased by 47.7% year-over-year to RMB38.5 million (US$5.0 million) from RMB26.1 million in the corresponding quarter of 2006. Our marketing campaign has in part contributed to the outstanding 31.5% increase year-over-year in language training and test prep enrollments for the quarter. We also successfully executed on our strategic expansion plan establishing a new school in Nanchang and we expanded our mobile learning platform in collaboration with Nokia.”

New Oriental’s Chief Financial Officer, Mr. Louis T. Hsieh, added, “Our solid revenue and student enrollment growth in the fourth fiscal quarter and for the full 2007 fiscal year demonstrates the market potential for New Oriental’s suite of leading educational offerings. We are very pleased that we achieved over RMB one billion in net revenues and over one million student enrollments for our 2007 fiscal year, which are significant milestones for the company. In the coming quarters, we will continue to expand our school network and course offerings to grow our student enrollments and revenues.”

Financial Results for the Fiscal Quarter Ended May 31, 2007

For the fourth fiscal quarter of 2007, New Oriental reported net revenues of RMB190.6 million (US$24.9 million), representing a 29.1% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were RM168.9 million (US$22.1 million), representing a 28.8% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the fourth quarter of fiscal year 2007 increased by 31.5% year-over-year to approximately 314,000 from approximately 238,700 in the fourth quarter of fiscal year 2006.

Total operating costs and expenses for the quarter were RMB217.5 million (US$28.4 million), a 21.8% increase year-over-year.

Cost of revenues increased by 27.0% year-over-year to RMB90.3 million (US$11.8 million), primarily due to the increased number of courses offered to a larger student base and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 47.7% year-over-year to RMB38.5 million (US$5.0 million), primarily due to the initiation of a large-scale, nationwide marketing campaign to encourage enrollments in summer courses.

General and administrative expenses increased by 9.1% year-over-year to RMB88.7 million (US$11.6 million) primarily due to increased headcount as the company further expanded its business.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased to RMB17.5 million (US$2.3 million) in the fourth quarter of fiscal year 2007 from RMB37.3 million in the fourth quarter of fiscal year 2006.

Operating margin for the quarter was negative 14.1%, compared to negative 20.9% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was negative 4.9%, compared to positive 4.3% in the corresponding period of the prior year. Operating margins were negatively affected by the increase in marketing expenses and general and administrative expenses as described earlier.

Net loss for the quarter was RMB11.9 million (US$1.6 million), representing a 65.3% decrease from the fourth quarter of fiscal year 2006. Basic and diluted loss per share amounted to RMB0.08 (US$0.01) and RMB0.08 (US$0.01), respectively, and basic and diluted loss per ADS were RMB0.31 (US$0.04) and RMB0.31 (US$0.04), respectively.

Income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) was RMB5.6 million (US$0.7 million). Basic and diluted earnings per ADS excluding share based compensation expenses (non-GAAP) were RMB0.15 (US$0.02) and RMB0.14 (US$0.02), respectively.

Capital expenditures for the quarter were RMB7.3 million (US$1.0 million).

As of May 31, 2007, New Oriental had cash and cash equivalents of RMB1,563.8 million (US$204.4 million), as compared to RMB3,432.6 million as of February 28, 2007. The decrease in cash and cash equivalents was primarily due to the distribution of the net proceeds during early March from the Company’s follow-on offering of approximately RMB2,068 million to selling shareholders in February 2007. Net operating cash flow for the fourth quarter of fiscal year 2007 was RMB217.4 million (US$28.4 million).

Financial Results for the Fiscal Year Ended May 31, 2007

For the fiscal year ended May 31, 2007 New Oriental reported net revenues of RMB1,044.0 million (US$136.4 million), representing a 35.5% increase year-over-year.

Total student enrollments in language training and test preparation courses in the fiscal year ended May 31, 2007 increased by 22.4% to approximately 1,067,000 from approximately 872,000 in the fiscal year ended May 31, 2006.

Operating margin for the fiscal year ended May 31, 2007 was 19.9%, compared to 8.3% for the fiscal year ended May 31, 2006.

Net income for the fiscal year ended May 31, 2007 was RMB226.7 million (US$29.6 million), representing a 359.1% increase year-over-year. Basic and diluted earnings per ADS for the fiscal year ended May 31, 2007 amounted to RMB6.70 (US$0.88) and RMB6.33 (US$0.83), respectively. Common shares used in calculating basic and diluted earnings per ADS increased in the fiscal year ended May 31, 2007 due to 34.5 million common shares (equivalent to 8.625 million ADS) issued and sold by the Company in its initial public offering in September 2006, and approximately 2.4 million new common shares (equivalent to approximately 600,000 ADS) issued and sold by the Company in its follow-on offering in February 2007.

As of May 31, 2007, New Oriental had cash and cash equivalents of RMB1,563.8 million (US$204.4 million), as compared to RMB261.9 million as of May 31, 2006. The increase in cash and cash equivalents was primarily due to RMB946.0 million net proceeds from the Company’s initial public offering in September 2006, and RMB184.7 million net proceeds from the follow-on offering in February 2007. Net operating cash flow for the fiscal year ended May 31, 2007 was approximately RMB450 million (US$58.8 million).

Outlook for First Fiscal Quarter 2008

New Oriental expects its total net revenues in the first quarter of fiscal year 2008 (June 1, 2007 to August 31, 2007) to be in the range of RMB520.0 million (US$68.0 million) to RMB550.0 million (US$71.9 million), representing year-over-year growth in the range of 21.1% to 28.1%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 24, 2007 U.S. Eastern Time (8 PM on July 24, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8850
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is ''New Oriental earnings call.''

A replay of the conference call may be accessed by phone at the following number until July 30, 2007:

International: +1-617-801-6888

Passcode: 59542542

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org .

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter of fiscal year 2008 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of July 24, 2007, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Mr. Rory Macpherson

Ogilvy Public Relations Worldwide

Tel:    +86-10-8520-6553

Email: rory.macpherson@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Public Relations Worldwide

Tel:    +1-212-880-5269

Email: thomas.smith@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2007		As of February 28 2007	As of May 31 2006
	(Unaudited)		(Unaudited)	(Note 1)
	RMB	USD	RMB	RMB
ASSETS:
Current assets:
Cash and cash equivalents	1,563,819	204,378	3,432,623	261,854
Restricted cash	3,057	400	3,069	3,000
Term deposits	23,000	3,006	3,000	—
Accounts receivable, net	4,109	537	3,059	3,035
Inventory	49,028	6,408	39,257	36,418
Prepaid expenses and other current assets	47,149	6,162	44,615	35,655

Total current assets	1,690,162	220,891	3,525,623	339,962
Property, plant and equipment, net	693,045	90,575	702,084	706,565
Land use right, net	24,903	3,255	25,041	25,456
Deposit for acquiring property and equipment	—	—	—	1,175
Amounts due from related parties	244	32	523	8,527
Deferred tax assets	8,345	1,091	4,952	5,163
Long term prepaid rent	—	—	—	1,077
Trade mark	1,637	214	1,637	1,637
Long term investment	15	2	15	—

Total assets	2,418,351	316,060	4,259,875	1,089,562

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	—	—	—	35,000
Accounts payable-trade	43,282	5,657	38,185	36,183
Accrued expenses and other current liabilities	137,455	17,965	122,893	91,596
Dividend payable	—	—	—	772
Income tax payable	15,343	2,005	14,996	9,151
Current portion of long-term debt	—	—	—	47,603
Amount due to related parties	97	13	2,067,820	389
Deferred revenue	330,763	43,228	135,025	244,524

Total current liabilities	526,940	68,868	2,378,919	465,218
Long-term debt, less current portion	—	—	—	102,638

Total long-term liabilities	—	—	—	102,638

Total liabilities	526,940	68,868	2,378,919	567,856

Minority interest	1,818	238	1,886	200

Total shareholders' equity	1,889,593	246,954	1,879,070	521,506

Total liabilities and shareholders' equity	2,418,351	316,060	4,259,875	1,089,562

Notes:

Note 1: Data derived from audited financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2007		2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	168,860	22,069	131,072
Books and others	21,729	2,840	16,570

Total net revenues	190,589	24,909	147,642

Operating costs and expenses (note 1):
Cost of revenues	90,344	11,807	71,151
Selling and marketing	38,533	5,036	26,082
General and administrative	88,665	11,588	81,301

Total operating costs and expenses	217,542	28,431	178,534

Operating income (loss)	(26,953)	(3,522)	(30,892)

Other income (expenses), net	14,898	1,947	(2,653)
Income tax expense	(124)	(16)	(744)
Minority interest, net of tax	286	37	—

Income (loss) from continuing operations	(11,893)	(1,554)	(34,289)

Income on discontinued operations	—	—	—

Net Income (loss)	(11,893)	(1,554)	(34,289)
Dividend in kind	—	—	—

Income (loss) attributable to holders of common shares	(11,893)	(1,554)	(34,289)

Net income (loss) per share-basic	(0.08)	(0.01)	(0.34)

Net income (loss) per share-diluted	(0.08)	(0.01)	(0.34)

Net income(loss) per ADS-basic (note 2)	(0.31)	(0.04)	(1.37)

Net income (loss) per ADS-diluted (note 2)	(0.31)	(0.04)	(1.37)

Notes:

Note 1: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2007		2006
	Unaudited		Unaudited
	RMB	USD	RMB
Cost of revenues	1,830	239	327
Selling and marketing	509	67	617
General and administrative	15,197	1,986	36,334

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Twelve Months Ended May 31
	2007		2006
	(Unaudited)		(Note 1)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	972,991	127,162	721,497
Books and others	71,028	9,283	48,762

Total net revenues	1,044,019	136,445	770,259

Operating costs and expenses (note 2):
Cost of revenues	422,664	55,239	320,895
Selling and marketing	128,008	16,730	82,121
General and administrative	285,732	37,343	303,084

Total operating costs and expenses	836,404	109,312	706,100

Operating income (loss)	207,615	27,133	64,159

Other income (expenses), net	32,627	4,265	(10,434)

Income tax expense	(14,512)	(1,897)	(13,923)
Minority interest, net of tax	998	130	(12)

Income (loss) from continuing operations	226,728	29,631	39,790

Income on discontinued operations	—	—	9,595

Net Income (loss)	226,728	29,631	49,385
Dividend in kind	—	—	(25,526)

Income (loss) attributable to holders of common shares	226,728	29,631	23,859

Net income (loss) per share-basic	1.68	0.22	0.24

Net income (loss) per share-diluted	1.58	0.21	0.21

Net income (loss) per ADS-basic (note 3)	6.70	0.88	0.95

Net income (loss) per ADS-diluted (note 3)	6.33	0.83	0.86

Notes:

Note 1: Data derived from audited financial statements.

Note 2: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Twelve Months Ended May 31
	2007		2006
	Unaudited		(Note 1)
	RMB	USD	RMB
Cost of revenues	2,452	320	392
Selling and marketing	828	108	1,410
General and administrative	33,527	4,382	62,655

Note 3: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended May 31
	2007		2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
GAAP net income (loss)	(11,893)	(1,554)	(34,289)
Dividend in kind	—	—	—
GAAP Income (loss) attributable to holders of common shares	(11,893)	(1,554)	(34,289)
Share-based compensation expense	17,536	2,292	37,278
Non-GAAP income attributable to holders of common shares	5,643	738	2,989
GAAP net income (loss) per ADS - basic (note 1)	(0.31)	(0.04)	(1.37)
GAAP net income (loss) per ADS - diluted (note 1)	(0.31)	(0.04)	(1.37)
Non-GAAP net income per ADS - basic (note 1)	0.15	0.02	0.12
Non-GAAP net income per ADS - diluted (note 1)	0.14	0.02	0.11
Shares used in calculated basic net income (loss) per ADS (note 1)	152,004,707	152,004,707	100,000,000
Shares used in calculated diluted net income (loss) per ADS (note 1)	152,004,707	152,004,707	100,000,000
Shares used in calculated basic non-GAAP net income per ADS (note 1)	152,004,707	152,004,707	100,000,000
Shares used in calculated diluted non-GAAP net income per ADS (note 1)	158,618,688	158,618,688	111,111,111

Note 1: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Twelve Months Ended May 31
	2007		2006
	(Unaudited)		(Note 1)
	RMB	USD	RMB
GAAP net income (loss)	226,728	29,631	49,385
Dividend in kind	—	—	(25,526)
GAAP Income (loss) attributable to holders of common shares	226,728	29,631	23,859
Share-based compensation expense	36,807	4,810	64,457
Non-GAAP income attributable to holders of common shares	263,535	34,441	88,316
GAAP net income (loss) per ADS - basic (note 2)	6.70	0.88	0.95
GAAP net income (loss) per ADS - diluted (note 2)	6.33	0.83	0.86
Non-GAAP net income per ADS - basic (note 2)	7.79	1.02	3.53
Non-GAAP net income per ADS - diluted (note 2)	7.36	0.96	3.18
Shares used in calculated basic net income (loss) per ADS (note 2)	135,326,711	135,326,711	100,000,000
Shares used in calculated diluted net income (loss) per ADS (note 2)	143,202,314	143,202,314	111,111,111
Shares used in calculated basic non-GAAP net income per ADS (note 2)	135,326,711	135,326,711	100,000,000
Shares used in calculated diluted non-GAAP net income per ADS (note 2)	143,202,314	143,202,314	111,111,111

Notes:

Note 1: Data derived from audited financial statements.

Note 2: Each ADS represents four common shares.